Exhibit (a)(1)(v)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net Per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

March 20, 2008

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated March 20, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Elliott QoS LLC, a Delaware limited liability company (the “Purchaser”) and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), to purchase, upon the terms and subject to the conditions set forth in the Offer, for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.50 per Share, net to you in cash, without interest and less applicable withholding taxes.

We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Your attention is directed to the following:

1.	The price paid in the Offer is $5.50 per Share, net to you in cash, without interest and less applicable withholding taxes.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer and withdrawal rights expire at 11:59 P.M., New York City time, on Wednesday, April 16, 2008, unless the Offer is extended by the Purchaser (as extended, the “Expiration Date”).

4.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, as it may be extended, a number of Shares, which, together with the shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the Purchaser’s ability to acquire the Company or otherwise substantially diminish the expected economic value to the Company of acquiring the Shares, in each case as determined in the Purchaser’s reasonable discretion, and (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase.

5.	Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal. However, U.S. federal income tax may be withheld at the applicable backup withholding of 28%, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 8 of the Letter of Transmittal.

If you wish to have us tender any or all of your Shares, please complete, sign, detach and return to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Wells Fargo Bank, N.A. (the “Depositary”) of (i) certificates representing the Shares tendered or timely confirmation of the book-entry transfer of such shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for such Shares, or confirmation of book-entry transfer of such Shares to the Depositary’s account at the Book-Entry Transfer Facility, are actually received by the Depositary.

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